Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: JUNE 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News Release – Petro-Canada Closes Major North Sea Acquisition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

            /s/ Hugh L. Hooker

Date:  June 22, 2004

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Corporate Secretary

Exhibit 1

For Immediate Release

June 18, 2004

PETRO-CANADA CLOSES MAJOR NORTH SEA ACQUISITION

Calgary, Alberta — Petro-Canada today announced that it has completed the acquisition of a 29.9 per cent interest in the Buzzard field in the United Kingdom North Sea, through the purchase of Intrepid Energy North Sea Limited, Intrepid Energy Limited and Intrepid Energy (U.K.) L.L.C.  Shareholder approval for the sale was given on June 7, 2004 and the transaction closed today, June 18, 2004.

"We are very pleased that the transaction has closed in line with the timetable we set when we announced the acquisition in May,” said Peter Kallos, Executive Vice President, International.  “We now look forward to working with EnCana, and the other joint-venture partners, to bring Buzzard into production, on time and on budget.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

Investor and analyst inquiries:

Gordon Ritchie

Derek De Leon

Senior Director, Investor Relations

Senior Advisor, Investor Relations

Tel. (403) 296-7691

Tel. (403) 296-3319

email: gritchie@petro-canada.ca

email: ddeleon@petro-canada.ca

Media inquiries:

Rosemary Drummond

Mona Rossiter

Senior Advisor, Communications

Senior Media Advisor, Communications

Tel. +44 (0) 20 7225 7230

Tel. (403) 296-4335

Legal Notice – forward looking information

This document contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as "plan", "anticipate", "intend", "expect", "estimate", "budget" or other similar wording. Forward looking statements include but are not limited to: references to future capital and other expenditures; drilling plans; construction activities; the submission of development plans; seismic activity; refining margins; oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream; retail throughputs; pre-production and operating costs; reserves estimates; reserves life; natural gas export capacity; and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These other factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission ("SEC").

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.